Singtel

11 December 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 4 December 2006 to 8 December 2006.

Our SEC file number is 82-3622.

SUPPL

Yours faithfully

Leila Ashraf
Legal Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Print this p

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-Dec-2006 07:00:45
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2006 - Presentation by Allen Lew, CEO Singapore (SingTel)
Description	
Attachments:	2006RegionalMobileInvestorDay-AllenLew.pdf Total size = **376K** (2048K size limit recommended)

Close Winc

Singapore Strategy

SingTel Regional Mobile Investor Day 2006

6 December 2006 - Sydney



Mr Allen Lew
CEO Singapore

SingTel

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Singapore strategy: near-term focus

1. Protect market leadership
2. Win share in growth segments
3. Optimise cost structure

→ Entrenching leadership position

Protect market leadership

Postpaid mobile


Q2
net adds
15K
Postpaid
share stable
43%
43.4%
43.7%
Market share of customers
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07

Postpaid churn 0.9%

Data as % of ARPU 26%

Corporate data revenue[1] 7%


20%
42%
15%
23%
ILC 1%
LLC 2%
Managed services 27%
Others 6%

1. Corporate data consists of LLC, ILC, managed services and others

Protect market leadership

National telephone

Market share
- primary lines stable
- res 2nd line down from 14% to 12%[1]

97%

Traffic impacted by broadband migration


-13%
5.0
4.3
Dial-up
42%
Voice
8%
National traffic (bn units)
Q2 FY06
Q2 FY07

1. As a percentage of total residential DEL lines
2. Outgoing call revenue

International telephone

International telephone rev — 3% (decline)
- Slowing pace of decline

Int'l call revenue[2] — Stable

Contribution to Singapore revenue — 14%

SingTel

Win share in growth segments

Prepaid mobile


Market share of customers
33%
Prepaid share recovering
28.6%
29.5%
Q2 net adds
66K
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07

Initiatives

Enhanced value proposition ✓
- Free IDD, incoming & Sunday calls
- Hot100 - $100 value for $28

More focused segmentation ✓

Improve distribution ✓

Strengthen marketing ✓

SingTel

Win share in growth segments

Broadband



Market share of customers
57%
Broadband share recovering
54.1%
54.7%
Q2 net adds
19K
3Q FY05
4Q FY05
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07

Broadband revenue 21%

Share of Q2 net adds 71%

Initiatives

Move away from premium giveaways ✓
- No frills plans

Widest range of plans ✓
- 512kbps to 25Mbps

SingTel

Win share in growth segments

IPTV

SingTel has applied for commercial Pay TV licence

Currently undertaking technical trial

HD & SD content for the trial
- MediaCorp Studios
- MegaMedia

Technical trial features

Features	SingTel IPTV
(1) Service Delivery	Residential Telephone Line
(2) Set-Top Box	HD Enabled
(3) Digital Video Delivery	MPEG-4 AVC*
(4) Digital Audio Delivery	Dolby Digital
(5) High Definition (HD) Content Offering	Available on selected Broadcast Channels and Video-On-Demand
(6) Subscribing to Pay TV / Pay-Per-View	Self-Order via the Television set
(7) Video-on-Demand Library	1,000 + Library Titles, rent anytime you want
(8) Picture-in-Picture Functionality	Yes, via Set-Top Box
(9) Pause TV (Time-Shift)	~80 hrs of recording (approx. with 80GB storage)
(10) Digital Video Recorder	

*MPEG-4 AVC (also known as H.264) is the latest video compression standard that offers significantly greater compression and enhanced quality than its predecessor MPEG-2

Optimise cost structure

Operating expenses

5%


Traffic
20%
Selling & admin
26%
Others
4%
Cost of sales
Staff costs
28%

Cost management initiatives

Selling & administrative

- Manage acquisition costs in line with value of customers
- Billing costs
- Exchange consolidation

Staff costs

- Off-shoring & outsourcing
- Process re-engineering & streamlining to reduce wastage and rework
- Right sizing

Cost of sales

- Regional acquisition synergies

SingTel

Next Generation National Broadband Network

Wireless Call-for-Collaboration

SingTel won the North Region
- includes Orchard Road, Woodlands and Toa Payoh

Free 512kbps WiFi access
- three years
- public areas only

Business model
- generates advertising revenues
- offer location based services
- mobile VOIP and broadband TV

Total of 2,400 hotspots by May 2007

Government funding

Wireline Request-for-Concept

Initial speeds of 100Mbps increasing to 1 Gbps eventually

Party that runs NBN will provide wholesale access services only

NBN must cover at least 95% of all physical addresses in Singapore

Tender expected in 2007

SingTel

Singapore strategy: medium/long term capabilities

4 **Innovation hub**

5 **Create excellent customer experience**

6 **Focus on people & culture**

Entrenching leadership position

SingTel

Asia Pacific's Best Communications Group


OPTUS

www.singtel.com

Ong Winn Nie

From: Lim Li Ching
Sent: Wednesday, December 06, 2006 7:01 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, December 06, 2006 7:00:45 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 06-Dec-2006 07:00:09
Broadcast Date & Time :: 06-Dec-2006 07:00:45
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/12/2006

TIME: 10:14:13

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day Presentation by Allen Lew

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Wednesday, December 06, 2006 7:14 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 405104.pdf

405104.pdf (514 KB)

ASX confirms the release to the market of Doc ID: 405104 as follows:
Release Time: 06-Dec-2006 10:14:09
ASX Code: SGT
File Name: 405104.pdf
Your Announcement Title: Regional Mobile Investor Day Presentation by Allen Lew

Print this p

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-Dec-2006 07:02:04
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2006 - Presentation by Warren Hardy, MD - Consumer (Optus)
Description	
Attachments:	2006RegionalMobileInvestorDay-WarrenHardy.pdf Total size = **559K** (2048K size limit recommended)

Close Win

Optus Consumer - Mobile

Regional Mobile Investor Day - 6th December, 2006

Mr Warren Hardy - MD Consumer



'yes' OPTUS

SingTel

Australia – mature GSM market

➢ 97% penetration – all operators have launched 3G networks

Scale drives return


Mobile EBITDA margin
Mobile subs (m)
2
4
6
8
HTA 0%1
Voda 18%2
Optus 36%2
TLS 43%3

1. Six months to June 06
2. Six months to Sep 06
3. Citigroup estimate for 6 mths to June 06

Market dynamics

Caps continue to impact

- 24% of postpaid base - although ARPUs stabilised

Mobile termination rates decreasing

- average rate fall of 22% to 15 cents

F2M substitution

All 3G networks now launched

- Optus/Vodafone JV
- Telstra NextG
- 3

'yes' OPTUS

SingTel

Optus - defending scale position in Mobile

➢ 72% of company's EBITDA from Mobile

Optus Mobile - balancing growth and profitability



EBITDA margin
38%
36%
34%
Sub share
33%
3G build began
$495
$525
$624
$665
$521
$546
$578
Free cash flow A$m
H1 FY04
H2 FY04
H1 FY05
H2 FY05
H1 FY06
H2 FY06
H1 FY07

Optus Mobile strategy

Protect consumer share and scale

- 33% market share at Q2

Grow share of business market

- business subs up 11%

Lead industry in mobile data

- leader in 2G data - 23% of ARPU (Q2 FY07)
- Now actively promoting 3G - 184k subs at Q2 FY07
- well positioned for converged solutions

'yes' OPTUS

SingTel

Optus Mobile: stabilising postpaid ARPU

➤ usage increases mitigate ARPU and margin erosion

Postpaid ARPU — stable

Sequential quarter margin improvement


Postpaid mobile ARPU (A$)
38%
Sep 05
35%
June 06
36%
Sep 06
76
75
stable
MoU[1] 6%
Rev/ min[2] 4%
Q2 FY06
Q2 FY07

Caps as % of postpaid base — 24%

Q2: 32% of postpaid gross adds chose caps[3]


% of postpaid cust on caps
2%
5%
7%
10%
14%
19%
21%
24%
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07
Q2 FY07

1. Outgoing minutes of use per subscriber per month for postpaid
2. Outgoing revenue per minute for postpaid
3. Percentage of postpaid gross adds and recontracts choosing capped plans

'yes' OPTUS SingTel

Optus 3G: evolution not revolution

3G services – current	3G services - future
CONNECTIVITY • Optus Wireless Connect (OWC)	OWC - increased speed and device range
COMMUNITY • MSN/Yahoo Instant Messenger • MyZooNow mobile client • FindA location-based services	✓ Video-sharing ✓ User-generated content ✓ Friend FindA
CONTENT • Google mobile search • Rich media content	Mobile advertising; Mobile TV











OptusZOO
MyZOO
Search
Google
Zoo



ZOO
TV

'yes' OPTUS

SingTel

Protecting share and scale in consumer segment

➢ matching prices; maintaining differentiation


Pre-Paid

Choose a **Turbocharge** that's right for you:

$30 = $120 credit (4 x the value)

$40 = $200 credit (5 x the value)

$50 = $300 credit (6 x the value)




= 'yes' rewards


ZOO


Life's simpler with 3G mobile
Plenty to get your teeth into.
Find out more.


The ABC of Optus 3G
Google
Search wherever you are.
ABC
Watch live news and sports updates.
Enjoy music tracks on your mobile.
FindA
Get maps and directions when you need them.

'yes' OPTUS

SingTel

Optus Consumer - fixed

Strategy: break through in fixed "on-net"

Scale and access networks drive returns in fixed



Fixed rev (A$bn) & EBITDA margins
42%
15
18%
3
6%
1
Telstra[1] 12mths to Jun 06
Optus[2] 12mths to Mar 06
TCNZ Aust 12mths to June 06

1. Telstra Aust sales (ex Mobile / Sensis) and overall margin
2. OB/OW/CMM revenues and blended margin

Optus strategy for fixed line

Move traffic "on-net" with ULL
- target 340 consumer / business exchanges
- plus ca 150 business grade exch (Mar 06)

Consumer: target >20% b-band retail share
- pull through voice traffic

SMB: leverage mobile strength and improve distribution to grow fixed share

OB: only credible alternative to incumbent
- focus on profitable "on-net" customers
- use IP to grow share, simplify products and reduce costs
- ICT: support capture of IP business

OW&S: grow wholesale ULL

'yes' OPTUS

SingTel

Consumer and SMB – Broadband growth offset weakness in traditional products

➢ Increasing Focus "on-net"

Consumer Broadband revenues up 36%



Broadband customers ('000s)
53
39
52
54
58
676
Bus b'band[1]
Cons & SMB DSL
Cable modem
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07
Q2 FY07

1. Includes business grade retail broadband customers

Consumer/SMB offnet & ULL voice customers 8%

Consumer voice revenue 8%
- 66% of Consumer revenue

EBITDA margin 7%
- Sep 05 qtr 12%

175 ULL exchanges 44k subs
- 340 ULL exchanges completed during 2007

'yes' OPTUS

SingTel

Consumer fixed voice and broadband offers


Never pay line rental again.
$59 HomeOne Plan
$99 HomeOne Plan
You can also add...
You'll pay
You'll receive
Just $59 a month
$59 worth of:
• Calls to mobiles • Local calls • National calls
Plus, you'll never pay line rental again.
You'll also receive 'yes' Time at Home^. That's FREE 20-minute calls from your Optus Home Phone to any Optus Mobile from 8pm - midnight, 7 days a week.
Why pay for something you don't need?
• Send to a friend
• View the TV ad
• Play the game


= 'yes' rewards


They've gone bananas!
Click here for a great deal.
$0 Installation^ for Broadband
Terms and conditions apply
$0 Installation Broadband
WHY BROADBAND?
GREAT DEALS
SPEED DEMO
PLANS TO SUIT YOU
CALCULATOR
GREAT DEALS
Optus Broadband plans give you great value. Sign up now and you'll receive:
Broadband plans from just $19.95† a month when bundled with an Optus Home Phone and/or an eligible Optus Mobile for 24 months.
$0^ installation - includes $0 connection and a free broadband modem.
No excess usage fees* - so there'll be no nasty surprises when you get your monthly bill.


You always have the remote.
That's because I'm bigger than you.
FOXTEL Digital from Optus, only $31.95 per month (when bundled)

ULL – lifts “on net” coverage to 55%[1]

ULL and HFC "on net" coverage at Sep 06

30%[1]



"On net" homes
20%
45%
55%
1.4m
3.3m
3.9m
HFC
HFC + ULL Sep06
HFC + ULL target

Status update at Sep 06

Customers migrated	44k
Exchanges commissioned	175
Target exchanges	340
Homes to be covered by ULL ➢ plus 0.4m businesses	2.5m

1. based on 7.2m occupied homes

ULL – net EBITDA benefit from FY08

Significant cost benefit from ULL



$105
DSL
LD
LAR
$80
Cost benefit A$50
$30
A$ per month - approx.
Mthly Resale ARPU (1)
Resale costs (1)
ULL costs (1)

To realise ULL benefits requires scale & good execution

- **Capex** — A$150m
- **Existing offnet base[2]** — >900k
  - reduces breakeven risk
- **ULL will be EBITDA -ve in FY07**
  - migration costs >A$10m per 100K subs

1. Approximate amounts based on Q2 FY07 and 'Band 2' ULL indicative rate of approx A$17/mth – includes LD interconnect

2. Offnet voice plus DSL customers at Sep 06

Cost initiatives beginning to make positive contribution

➢ FY07 margin benefit equivalent to approx 1% of revenue

Initiative	Outcome	EBITDA margin impact FY06	FY07	H1FY07
Joint 3G network	Estimated capex: over A$500m - estimated capex savings: A$100m	Capex	Capex	Capex in place
Mobile commissions	Reduce to offset mobile margin pressure	NA	+	Rates ↓
Customer service	Approx 500 positions offshored at March 06	-	+	On track
Staff costs	Average headcount down 4% at H1 FY07 vs. H1 FY06 excl. acquisitions	-	+	Heads ↓ by 380
ULL rollout	Net EBITDA benefits from FY08 - migration costs >A$10m per 100K subs	-	-	44,000 subs
Move HQ in 2007	Rental savings of A$20m p.a. from FY09 - significant fitout capex in FY07	NA	Capex	WIP
Customer experience	Multi-year project to simplify products & IT - up to A$100m investment in FY07	NA	Capex	WIP

'yes' OPTUS

SingTel

Optus Consumer

Mr Warren Hardy - MD Consumer

From: Lim Li Ching
Sent: Wednesday, December 06, 2006 7:02 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, December 06, 2006 7:02:04 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 06-Dec-2006 07:01:34
Broadcast Date & Time :: 06-Dec-2006 07:02:04
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/12/2006

TIME: 10:14:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day Presentation by Warren Hardy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Wednesday, December 06, 2006 7:15 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 405106.pdf

405106.pdf (765 KB)

ASX confirms the release to the market of Doc ID: 405106 as follows:
Release Time: 06-Dec-2006 10:14:50
ASX Code: SGT
File Name: 405106.pdf
Your Announcement Title: Regional Mobile Investor Day Presentation by Warren Hardy

Print this p

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-Dec-2006 07:03:20
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2006 - Presentation by Pong-amorn Nimpoonsawat, CFO (Advanced Info Service)
Description	
Attachments:	2006RegionalMobileInvestorDay-Pong-amornNimpoonsawat.pdf Total size = **147K** (2048K size limit recommended)

Close Winc

RECEIVED
2007 JAN -4 A 5:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Advanced Info Service
Pong-amorn Nimpoonsawat
CFO

SingTel Regional Mobile Investor Day

6 December 2006

3Q06: impact to operations

- **Consumption slowdown**

  Consumer sentiment affected by seasonality, economic slowdown, and political uncertainty

- **Flood crisis**

  Flood in 55 out of 76 provinces with total damage of around Bt20bn

- **Raising tariff**

  Prepaid tariff raised since Aug-06, led to lower usage in 3Q06

- **Increasing costs**

  Higher operating costs and SG&A due to network / capacity expansion and increasing marketing activities

Strategy update: Important direction changes

Proactive in pricing
- Two-tier pricing; new & existing subscribers
- Erase consumer perception toward pricey AIS services

Refresh brand image
- Strengthen GSM, One-2-Call!, and Sawasdee brands

Capitalize on network investment
- Balance incoming/outgoing minutes

Retain subscriber market share
- Retain subscriber market share at 50% with optimum market share split of 50:30:20

Brand refreshment




U got friends
One 2 Call!
คนละ 600
คนละ 10%
AIS


เมื่อความสามารถมาบรรจบกับสิ่งที่โลกต้องการ
นั่นคือโอกาส"
LET'S GO
AIS



Capex



600m
500m
400m
300m
200m
100m
0m
$300m
$520m
$500m
9M06
2006F
2007F

Successful call (on-net, off-net)



100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
Promotion Period
On-net
94%
83%
90%
69%
87%
58%
88%
64%
93%
78%
93%
88%
94%
89%
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep

Drop call less than 1%

Reliable network with less than 1% drop call even during aggressive promotional period



100%
99%
98%
97%
96%
95%
2005
Promotion period
May-Dec 05
2006
Promotion period
Apr-Jul 06
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06





Shareholding investigation

Kularb Keaw investigation

- Case passed to the police department for further investigation on nominee issue
- Temasek stated they were ready to comply to every Thai laws & regulations

Supreme Administrative court ordered its lower court to take up Shin group concession case

- File against ICT for negligence to revoke AIS concession after company was sold to Temasek in Jan-06
- TOT confirmed that the contract did not state whether AIS must be Thai or foreign

Debenture & syndicated loan

Total credit facility: Bt25bn

- Debenture of Bt11.5bn
  Average interest rate: 5.9% per annum
  Maturity: 3-7 years
  Drawdown date: Sep-06

- Syndicated loan of approx. Bt10bn expected to raise to refinance debenture in 4Q06

Guideline FY06



- Net additions of 2.0 - 2.2m
- EBITDA margin: ~46-47%
- Marketing expense to total sales: 4.0%
- Increasing operating costs & interest expense
- Capex: USD 520m
- Dividend maintained at least 100% payout

Guideline FY07



- Overall pricing is higher than 2Q06
- VAS growth: 15 - 20% y-o-y
- Marketing expense: 4.0% to total sales
- EBITDA margin ~45 - 46% excluding net interconnection
- IDD to start operation by Mar-07
- Interconnection
  - Negotiation to complete by year end 2006
  - Actual interconnection settlement by 1Q07


Q&A

From: Lim Li Ching
Sent: Wednesday, December 06, 2006 7:03 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, December 06, 2006 7:03:20 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00008
Submission Date & Time :: 06-Dec-2006 07:02:49
Broadcast Date & Time :: 06-Dec-2006 07:03:20
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/12/2006

TIME: 10:16:19

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day Presentation by Pong-amorn

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Wednesday, December 06, 2006 7:17 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 405109.pdf

405109.pdf (201 KB)

ASX confirms the release to the market of Doc ID: 405109 as follows:
Release Time: 06-Dec-2006 10:16:10
ASX Code: SGT
File Name: 405109.pdf
Your Announcement Title: Regional Mobile Investor Day Presentation by Pong-amorn

Print this p

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-Dec-2006 07:04:33
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2006 - Presentation by Sanjay Kapoor, Joint President - Mobility (Bharti Airtel)
Description	
Attachments:	2006RegionalMobileInvestorDay-SanjayKapoor.pdf Total size = **1151K** (2048K size limit recommended)

Close Wind

Investor Presentation

Bharti Airtel Limited

November 2006

Disclaimer

The information contained in this presentation is only current as of its date. All actions and statements made herein or otherwise shall be subject to the applicable laws and regulations as amended from time to time. There is no representation that all information relating to the context has been taken care off in the presentation and neither we undertake any obligation as to the regular updating of the information as a result of new information, future events or otherwise. We will accept no liability whatsoever for any loss arising directly or indirectly from the use of, reliance of any information contained in this presentation or for any omission of the information. The information shall not be distributed or used by any person or entity in any jurisdiction or countries were such distribution or use would be contrary to the applicable laws or Regulations. It is advised that prior to acting upon this presentation independent consultation / advise may be obtained and necessary due diligence, investigation etc may be done at your end. You may also contact us directly for any questions or clarifications at our end.

This presentation contain certain statements of future expectations and other forward-looking statements, including those relating to our general business plans and strategy, our future financial condition and growth prospects, and future developments in our industry and our competitive and regulatory environment. In addition to statements which are forward looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue' and similar expressions identify forward looking statements.

Actual results, performances or events may differ materially from these forward-looking statements including the plans, objectives, expectations, estimates and intentions expressed in forward looking statements due to a number of factors, including without limitation future changes or developments in our business, our competitive environment, telecommunications technology and application, and political, economic, legal and social conditions in India. It is cautioned that the foregoing list is not exhaustive

This presentation is not being used in connection with any invitation of an offer or an offer of securities and should not be used as a basis for any investment decision.

"The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about the Company and its management, as well as financial statements. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted."

Investor Relations :- http://www.bhartiairtel.in
For any queries, write to: ir@bharti.com

The Road Map

India

India – An Overview



ARABIAN SEA
BAY OF BENGAL
OCEAN

Key Statistics

Population	1,110m
Area	3.3 mn sq km
GDP	$ 854 Bn
3 year CAGR of GDP	7.3%
Inflation	5%
Savings rate (04-05)	29%
Wireless penetration	12%

Source: Based on data in Global Wireless Matrix 2Q06- Merrill Lynch.

India – *placing in the world*

4th Highest GDP in PPP terms



(In USD Bn)
14,000
10,500
7,000
3,500
0
11,628
7,124
3,774
3,363
2,326
US
China
Japan
India
Germany

2nd Highest GDP Growth 1990 - 2001



China
India
US
Mexico
Canada
Brazil
UK
France
Italy
Germany
0
4
8
12

- among the top 5 economies
- one of the fastest growing economies

Source: World Development Indicators 2005

India – *strong fundamentals*

- Largest democracy in the world.
- Separation of executive and judiciary.
- Well diversified industrial base.
- Dominant private sector.
- High standards of accounting and audit practices.
- Large & sophisticated financial architecture:
  - → World class central banking system and robust banking industry.
  - → Transparent and mature currency market.
  - → Robust capital markets.
- World class IT & telecom infrastructure.

India - *just started on the journey of growth*

S-curve for income growth in Asia



GDP per capita in 2003 (US$)
25,000
20,000
15,000
10,000
5,000
0
Hong Kong
Singapore
Japan
Korea
Taiwan
Malaysia
Thailand
Philippines
India
China
0
10
20
30
40
50
60
Years from start of reforms

Source: Morgan Stanley

India – *demographics advantage*


60yrs &
above
7.5%
20-59 yrs
50.7%
0-19 yrs
41.8%

In million, except percentage

	1996	2001	2006E	2010E	2016E
0-19	443	457	457	453	455
as a % of total	47.5	45.1	41.8	38.9	36.0
20-59	429	485	555	617	695
as a % of total	45.9	47.9	50.7	53.1	55.0
60 & above	62	71	82	93	113
as a % of total	6.7	7.0	7.5	8.0	8.9
Total	934	1,012	1,094	1,162	1,264

- Largest youth population
- Growing literacy rate
- Large pool of professionals and technocrats
- Largest pool of english speaking manpower after US

➡ india –
  ➡demographics assure increasing domestic demand
  ➡set to become service provider to the world

Source: Citigroup Report on India Macroscope, April 20, 2006

India – *consumption driven growth*



Favourable demographics
Rising income level
Increasing consumerism
Growing availability of retail credit
Increasing consumer spend

- household consumption to double by 2008 ***(Report by ML dated 08/08/03)***
- telecom sector .....one of the many beneficiaries

The Road Map

Indian Telecom

Indian telecom – *growing share in world telecom*



- Total Telecom Base	~ 178 Million	5th largest in the world
- Wireless Sub Base	~ 133 Million	4th largest in the world
- Wireless Penetration	~ 12 %	Lowest in the world
- ARPU	< USD 10	One of lowest
- Mou/Sub/Month	~ 450 minutes	2nd highest after US
- Realised RPM	~ 2 US cents/ min (All inclusive)	Lowest in the world

➡ **indian telecom – well placed in world telecom space**

Source: Based on data in Global Wireless Matrix 2Q06- Merrill Lynch .COAI & AUSPI data

Indian telecom – *growth trajectory*



Wireless Subscribers (Mn)
140
120
100
80
60
40
20
0
CAGR 89%
1
133
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Oct-06



Telecom subscribers (Mn)
180
145
110
75
40
5
Tele-density
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
CAGR 32%
23
178
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Oct-06
Telecom subscribers (LHS)
Tele-density (RHS)

Indian telecom → **wireless led growth**

- wireless exceeds fixed-line subscriber base
- one of the fastest growing wireless market in the world

Source: AUSPI and COAI data

Indian wireless – *comparison with China* - *total wireless subs*



China Year 1: 1988
India Year 1: 1995
Wireless Subscribers (in Mn)
300
250
200
150
100
50
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
Years of introduction of wireless
China
India

➡ *outperformed* china on year to year basis

Source: Study paper on 'Indicators for Telecom Growth'. Subscribers value are as at the end of the year (December). Subscribers for India for Year 12 are as at end of Oct 06

Indian wireless – *comparison with China – net additions*


Subscriber addition (in Mn)
6.8
5.3
3.8
2.3
0.8
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
5.1 mn
2.2 mn
2.9 mn
6.7 mn
0.8 mn
5.9 mn
India
China

➡ ***outpacing China***

Source: TRAI's report on "Service Performance Indicators" and industry data

competitive landscape

	services offered	mobile technology	no. of operational circles (of 23)	wireless market share (Oct '06)	no. of wireless subscribers (mn)
a. Private GSM					
1. Bharti	Integrated	GSM	23	21.5%	28.6
2. Hutch	Mobile	GSM	16	16.7%	22.3
3. Idea	Mobile	GSM	11	8.2%	11.0
4. Others	Mobile	GSM	-	4.8%	6.4
b. Private CDMA					
5. Reliance	Integrated	CDMA, GSM	23	20.4%	27.2
6. Tata	Integrated	CDMA	20	10.0%	13.3
c. Government Owned					
7. BSNL + MTNL	Integrated	GSM, CDMA	23	18.4%	24.5
Total				**100.0%**	**133.3**

Note: 1) Hutch subscriber base included BPL operations in Mumbai.

➡ ***highly competitive – top 4 garnering over 75% share***

Source: AUSPI and COAI data

Indian wireless – *growth potential...*

market estimates



CS (Yr '10)
417
Citigroup (Yr '10)
366
LB (Yr '10)
361
Macquarie (Yr '10)
349
JPM (Yr '10)
339
ABN (Yr '10)
320
Gartner (Yr '09)
300
150
200
250
300
350
400
450
Wireless Subscribers (Mn)

Country	Subs in Mn.	Pen / Pop
India in 2010 (if)	350	31%
Current Status (Jun'06)		
china	426	33%
philippines	38	44%
thailand	34	55%
canada	17	54%
malaysia	22	81%
usa	228	73%
korea	39	81%
singapore	4	98%
uk	68	114%
world average		43%

- key growth drivers
  - affordability *(falling handset prices, lowest tariffs)*
  - availability *(network, distribution)*

Source: Based on data in Global Wireless Matrix 2Q06- Merrill Lynch.

The Road Map

Bharti Airtel Limited

a snapshot - operational

Total Customers Mobile B&T	30.3 mn 28.6 mn 1.7 mn	Largest integrated private telecom Operator
Mobile coverage Census Towns Non - Census towns & villages Population coverage	 4,357 (out of 5,161) 155,076 (out of 586,000) 50%	Extensive mobile coverage
B&T Coverage	94 cities	High revenue potential areas
Total minutes on network	170 bn minutes	
On Roll Employees No.	18,584	High employee productivity
Distribution outlets	480 k	One of the widest reach
Optic fiber laid (national)	36,151 km	

➡ expanding operations

Note: Customers are as at end of October 31, 2006 & operational data is as at the end of quarter ended September 30, 2006. Total minutes have been annualised base on Q2FY07 results

a snapshot - financial

Company Profile	Largest integrated private telecom operator – based on telecom customers
Investment	~ USD 6.2 bn of investment
Revenue	~ USD 3.8 bn of revenue (annl)
EBITDA	~ USD 1.5 bn of EBITDA (annl)
Net Profit	~ USD 812 mn of profit (annl)
Market Capitalisation	~ USD 26 bn – 4th largest in India

➡ **poised to..... create wealth**

Note: Financials are as per USGAAP and have been annualised based on second quarter ended Sept 30, 2006 results, except Market Capitalisation.

Integrated play - service offerings



Bharti Airtel Limited
Mobile services
Broadband & Telephone services
Enterprise services
Carriers
Corporates

➡ **deriving synergies....financial & operational**

Airtel

overall financial performance

Amount in USD Million

Parameters	Quarter Ended			Half Year Ended		
	Sept 30, 2006	Sept 30 2005	Y-o-Y Growth	Sept 30, 2006	Sept 30, 2005	Y-o-Y Growth
Subscribers (000s)	28,693	15,129	90%	28,693	15,129	90%
Revenues	948	590	61%	1,787	1,137	57%
EBITDA	371	222	67%	697	427	63%
EBITDA Margin	*39.1%*	*37.7%*		*39.0%*	*37.5%*	
Cash Profit from Operations	358	204	75%	648	405	60%
Earning before tax	235	126	86%	422	256	65%
Net Profit	203	113	79%	368	224	64%

➡ **robust growth……**

Source: Results for the quarter and half ended September 30, 2006 are un-audited and as per US GAAP.

overall performance trends

Customer Base



30.0
20.0
10.0
0.0
15.1
14.1
1.1
17.5
16.3
1.2
20.9
19.6
1.3
24.6
23.1
1.5
28.7
27.1
1.6
Q206
Q306
Q406
Q107
Q207
Total (Mn) Mobile (Mn) B&T (Mn)

Total Minutes on Network (Bn)



45.0
30.0
15.0
20.4
24.1
29.6
35.6
42.4
Q206
Q306
Q406
Q107
Q207

Revenues & Margins



1,000
900
800
700
600
500
40.0%
37.5%
35.0%
32.5%
30.0%
37.7%
590
658
742
839
948
39.1%
Q206
Q306
Q406
Q107
Q207
Revenues (USD Mn) EBITDA Margin (%)

Profitability Ratios



35%
30%
25%
20%
15%
10%
31%
21%
29%
22%
29%
22%
30%
24%
32%
25%
Q206
Q306
Q406
Q107
Q207
ROE (LTM) ROCE (LTM)

Note: 1) All the financials are as per United States Generally Accepted Accounting Principles (US GAAP).
2) Total minutes are gross of inter-segment eliminations.

earnings & debt servicing



24.0
20.0
16.0
12.0
Times
20.11
0.92
22.35
0.80
1.5
1.3
1.1
0.9
0.7
0.5
Times
Q206
Q207
Interest Coverage Ratio (LHS)
Net Funded Debt to EBITDA (LTM) (RHS)

gross debt: USD 1,121 Mn
net debt: USD 970 Mn
shareholders equity: USD 2,418 Mn

- low gearing......high Interest cover..........further leverage available .....

mobile services


BAY
OF
BENGAL



customer base (Oct'06)	28.61 mn
wireless market share (Oct'06)	21.5%
net additions (Oct'06)	1.55 mn
operational *(as at end of Sept'06)*	
mobile minutes carried (Q2FY07)	33.84 Bn Min
census towns	4,357
non census towns & villages	155,076
population covered	50%
strategy	mass market

mobile performance trends



Customer Base
92% (Y-on- Y)
28.0
21.0
14.0
7.0
14.1
16.3
19.6
23.1
27.1
Q206
Q306
Q406
Q107
Q207



Revenues & Margins
750
650
550
450
350
38.0%
34.0%
30.0%
26.0%
22.0%
18.0%
14.0%
36.5%
415
473
525
618
719
Q206
Q306
Q406
Q107
Q207
Revenues (USD Mn)
EBITDA Margin (%)



Customer Net Additions & ARPU
4.0
3.0
2.0
1.0
11.0
9.0
7.0
5.0
10.4
1.8
2.3
3.3
3.5
4.0
Q206
Q306
Q406
Q107
Q207
Net Addtions (Mn)
ARPU (USD)



MoU/Sub (Min) & Total Minutes of Use
460
430
400
370
340
35,000
30,000
25,000
20,000
15,000
10,000
388
411
431
441
451
15,281
Q206
Q306
Q406
Q107
Q207
MoU/Sub (Min)
Total minutes of use (Mn Min)

Note: All the financials are as per United States Generally Accepted Accounting Principles (US GAAP).

broadband & telephone services





customer base (Oct'06)	1.66 mn
DSL customers (% of total cust.)	~29.7 %
net additions (Oct'06)	25 k
coverage *(as at end of Sept'06)*	94 cities
strategy	selective

enterprise services – carriers NLD


Legend
Existing OFC Route
Under Execution

Voice Network


Jalandhar
Chandigarh
Delhi
Jaipur
Lucknow
Ahmedabad
Bhopal
Kolkata
Nagpur
Mumbai
Hyderabad
Bangalore
Chennai
Coimbatore
Ernakulam

captive traffic (group traffic)	2/3 rd
NLD minutes carried (Q2FY07)	3.62 Bn Min
optic fibre laid	36,151 km

enterprise services – carriers ILD

Major international carriers connected to the ILD gateways through i2i, SMW4, SMW3 and Flag Submarine cable systems



RUSSIA
CANADA
UNITED STATES
MEXICO
BRAZIL
CHINA
INDIA
INDONESIA
AUSTRALIA
Antarctica

Legend

- *i-2-i*
- SEA-ME-WE-4
- Other Int'l Connectivity
- Int'l Gateways Connectivity

SEA-ME-WE-4	Connectivity to West
i-2-i	Connectivity to East
ILD minutes carried (Q2FY07)	882 Mn Min
ILD gateways	4
landing stations	2

Airtel

enterprise services - corporates



Mobile services



Voice services



Satellite services



Managed data & Internet services



Managed e - business services


.com
www

Managed customized integrated solutions

competition	limited
segment	one stop telecom solution
target	1000 top large corporates
	2,000 - 3,000 medium multi location companies
leveraging	integrated play

non-mobile performance trends



Customer Base – B&T (overall) & Broadband (DSL)
1,700
1,500
1,300
1,100
900
500
400
300
200
100
189
229
315
383
473
1,061
1,200
1,347
1,505
Q206
Q306
Q406
Q107
Q207
B&T Customer ('000)
DSL Customers ('000)



B&T ARPUs (in USD)
28.0
21.0
14.0
7.0
0.0
26.2
24.7
23.9
26.2
24.3
Q206
Q306
Q406
Q107
Q207



Revenues & Margins
350
300
250
200
40.0%
32.0%
24.0%
16.0%
8.0%
0.0%
32.3%
238
262
295
309
343
Q206
Q306
Q406
Q107
Q207
Revenues (USD Mn)
EBITDA MARGIN (%)

Note: All the financials are as per United States Generally Accepted Accounting Principles (US GAAP).

our partners - alliances with best in class

Strategic Equity Partners

SingTel

Asia's telecom power house

vodafone

World's leading mobile telecommunications company



Business Partners

NOKIA Connecting People

ERICSSON

IBM

- IBM Daksh
- Mphasis
- Hinduja TMT
- Tele Tech
- Nortel

performance dashboard - 3 line graph



Gross Revenue (USD Mn)
980
920
860
800
740
680
620
560
500
75%
70%
65%
60%
55%
50%
45%
40%
35%
30%
71%
72%
71%
72%
71%
948
839
742
658
590
34%
35%
35%
35%
36%
Q206
Q306
Q406
Q107
Q207
Gross Revenue (USD Mn) (LHS)
Opex to Gross Rev (RHS)
(operating efficiency)
Revenue (annualized) to Gross Cummulative Capex (RHS)
(capital productivity)

➡ **growth in revenues + cost efficiencies + capital productivity = profitability**

transformational business innovations – outsourcing & capex

Outsourcing Deals	Vendors	Features/Advantages

Network outsourcing & Maintenance	ERICSSON, NOKIA Connecting People	▪ Pricing linked to capacity – US$ per erlang
		▪ Payments linked to:
		  ▪ usage and network quality
		  ▪ service level agreements (SLAs)
		  } Assured network quality
		▪ Ease in network planning
		▪ Scalability, sustainability and accountability

Information Technology	IBM	▪ Pricing & payment as a % of revenues ▪ S1 Outsourcing – to provide end to end IT including hardware, software and services ▪ SDP – to deliver Service Delivery Platform enabling delivery of content to end – user devices like mobiles, PCs etc ▪ SLA's for quality and deployment ▪ Scalability, sustainability and accountability
Call Center Outsourcing	▪ IBM Daksh ▪ Mphasis ▪ Hinduja TMT ▪ Tele Tech ▪ Nortel	▪ Enhanced & consistent customer experience ▪ Common platform across the group ▪ Scalable business model to meet business needs

➡ **focus on core competence**

first mover advantage/ product innovations

Electronic Recharge / Micro Prepaid


NEW AIRTEL PREPAID
Aisi Azadi aur kahaan


NEW
Lifetime

Life time validity product


Airtel redefines the way you buy music for your mobile.

Easy Music 18,000 songs, Available in Over 100,000 Outlets

Hello Tunes *(Ring Back Tones)*




Being First


ICICI Bank
Airtel
Your Airtel mobile phone is now your credit card
MCHQ
VISA

MChq (M to M Payment Option)

Airtel *Live* *(Portal)*


Airtel



Blackberry



Portfolio Manager *(Stock Tracker)*

➡ focus on product innovations

few recent recognitions

- **Awarded 'Most Admired Knowledge Enterprises' (MAKE)** in 2006, at INFOVISION summit, October 2006
- **Ranked 13th** in Asia across all sectors in **'The Asia Business Week 50' list**
- **MIS Asia IT Excellence Award for 'Best Knowledge Management' & 'Best Bottom Line IT'** at the MIS Asia IT Summit 2006, Singapore
- Telecom Asia Award 2006 for **best Indian carrier**
- **Best managed company in India – large cap** by Asiamoney Dec 2005 edition
- **India's most customer responsive company award 2005** by Avaya Global Connect Ltd.
- **Indian mobile operator** of the year 2005 by Asian Mobile News
- **Best GSM carrier** in Asia and **Best Indian carrier,** Telecom Asia Awards 2005
- Featured at 19th amongst the **top 100 global technology companies** in the Business Week The Information Technology 100, June 2005 edition
- Featured amongst **the Forbes Global 2000 leading companies** in the world, April 2005 edition
- Sunil Bharti Mittal, Chairman & Group Managing Director
  - **Best CEO, telecommunications Asia & best CEO, India** by Institutional Investor for 2005
  - **Best Asian telecom CEO** by Telecom Asia Awards 2005
  - **Business leader of the year 2005** by the Economic Times

key focus areas

Customer experience	highest quality network, seamless customer service, a consistent brand experience
Being first	product innovations
Speed to market	network reach, product availability (distribution)
Economies of scale	operating cost & capex
Strong management execution	management depth & creating leadership

to summarize

Our Vision

By 2010 Airtel will be the most admired brand in India:

- loved by more customers
- targeted by top talent
- benchmarked by more businesses

Investor Presentation

Bharti Airtel Limited

November 2006

Ong Winn Nie

From: Lim Li Ching

Sent: Wednesday, December 06, 2006 7:05 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, December 06, 2006 7:04:33 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00009
Submission Date & Time :: 06-Dec-2006 07:04:01
Broadcast Date & Time :: 06-Dec-2006 07:04:33
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/12/2006

TIME: 10:20:06

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Presentation - Sanjay Kapoor

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Ong Winn Nie

From:	ASX.Online@asx.com.au
Sent:	Wednesday, December 06, 2006 7:20 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	405110.pdf

405110.pdf (2 MB)

ASX confirms the release to the market of Doc ID: 405110 as follows:
Release Time: 06-Dec-2006 10:19:52
ASX Code: SGT
File Name: 405110.pdf
Your Announcement Title: Regional Mobile Investor Day Presentation by Sanjay Kapoor

Print this p

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-Dec-2006 07:05:46
Announcement No.	00010

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2006 - Presentation by Gerardo Ablaza, President & CEO (Globe Telecom)
Description	
Attachments:	2006RegionalMobileInvestorDay-GerardoAblaza.pdf Total size = **260K** (2048K size limit recommended)

Close Winc

RECEIVED
2007 JAN -4 A 5:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GLOBE TELECOM, INC.

Transforming & enriching lives through communications

6 December 2006

GLOBE TELECOM

Disclaimer

This presentation contains certain "forward-looking statements". These forward-looking statements generally can be identified by use of statements that include words or phrases such as Globe or its management "believes," "expects," "anticipates," "intends," "plans," "foresees," or other words or phrases of similar import. Similarly, statements that describe Globe's objectives, plans or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements.

Philippine telecom industry continues to be an attractive market …

- Wireless penetration to reach 50% in the next few years
- Compelling demographics – 57% of population under 25 years old
- Continued growth in the corporate data business
- Broadband & internet access as a driver of future growth

Two players dominate wireless sector – PLDT/Smart and Globe

Wireless	Wireline Voice	Wireline Data
P 126 Bn ($ 2.3 Bn)	P 54 Bn ($1.0 Bn)	P 15 Bn ($0.3 Bn)
Smart/TnT	PLDT	PLDT
Globe/TM	Innove	Innove
Sun	Digitel	Digitel
	Bayantel	Bayantel



Wireless Subscribers
Subscribers ('000s)
50,000
40,000
30,000
20,000
10,000
-
Penetration (%)
50%
40%
30%
20%
10%
0%
2000 2001 2002 2003 2004 2005 9M06
Wireless Market
Penetration



Wireline Subscribers
Subscribers ('000s)
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Penetration (%)
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2000 2001 2002 2003 2004 2005 9M06
Wireline
Penetration

Globe has evolved to be one of the country's largest companies ...

	1997	1999	2005	9M 2006
Subscribers	97,158	916,139	12.4 Mn	14.5 Mn
Revenues	$ 88 Mn	$244 Mn	$998 Mn	$822 Mn
EBITDA	$ 3 Mn	$ 95 Mn	$ 581 Mn	$545 Mn
Net Income	$ (29) Mn	$ 24 Mn	$ 188 Mn	$180 Mn
Credit Ratings	NA	B1/B	Ba2/BB+	Ba2/BB+
Market Cap	$ 96 Mn	$ 949 Mn	$ 1,762 Mn	$ 2,759 Mn

* All US$ figures based on average Php / US$ rates.

Major Shareholders

AYALA CORPORATION
Market Cap: US$3.2B
Ownership: 34%

Singapore Telecom
Market Cap: US$24.5B
Ownership: 45%

Revenue Breakdown



Data
42%
Wireline Data
3%
Wireline Voice
8%
Voice
59%
Wireless
89%

Key Strengths of Globe Telecom

Competitive industry standing

- Market leader in the wireless postpaid market
- Has 40% of wireless industry revenues
- # 2 player in the corporate data and the wireline broadband business

Strong financial performance and position

- Margins are one of the highest among telcos in the Asia-Pacific region
- Credit metrics reflect prudent balance sheet management
- Generates high dividend yields

World-class management team & shareholders

- Consistently rated one of the best managed companies in the country
- Continuing solid support from shareholders who are industry leaders in the country and in the region

Key strategies & initiatives that have underpinned our recent success ...

1) Expansion into the mass market with the relaunch of the Touch Mobile (TM) brand

- TM SIM base has doubled to reach 4.3 million, or one-third of Globe's total SIM base
- Comprised 82% of growth in total Globe SIM base over the last 12 months

Total SIM Base (in '000)


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
12,409
12,404
13,197
13,894
14,468

	3Q05	4Q05	1Q06	2Q06	3Q06
TM	2,568	3,110	3,712	3,997	4,259
GHP Prepaid	9,228	8,700	8,876	9,282	9,573
GHP Postpaid	614	594	609	615	636

Key strategies & initiatives ...

2) Improving price competitiveness with innovative and value-based propositions

- Continue to be the only player in the market using per-second charging for both local and IDD calls
- Php 0.75 / SMS for TM – Currently lowest intra-network rate in market

3) Focused subscriber acquisition efforts with customized offerings

- Flat rate offerings for heavy voice users – Php 10 for 3-min calls
- Unlimitxt for heavy SMS users
- Various IDD offers for the overseas Filipino workers & their families under the Globe Kababayan program

Key strategies & initiatives ...

4) Expanding nationwide reach through aggressive network expansion

Cell Sites



6,000
5,000
4,000
3,000
2,000
1,000
0
1,782
2,190
2,580
3,736
5,164
5,684
2001
2002
2003
2004
2005
9M 06

Capex – In Php Bn and as % of service revenues



35
30
25
20
15
10
5
0
120%
100%
80%
60%
40%
20%
0%
29.8
20.5
15.8
21.2
14.8
8.6
52%
33%
40%
2001
2002
2003
2004
2005
9M 06
Capex
% of sales

- ➢ Continuing to deepen coverage and quality of 2G network
- ➢ 3G network roll-out on track with 1,000 sites targeted by year end

Key strategies & initiatives ...

5) Continued defense of our dominant position in the postpaid subscriber market



Total SIM Base (in '000)
800
600
400
200
0
614
594
609
615
636
3Q05
4Q05
1Q06
2Q06
3Q06



Churn Rate
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.4%
2.6%
1.0%
1.8%
1.8%
3Q05
4Q05
1Q06
2Q06
3Q06

- Globe currently holds a 67% share of total industry postpaid subscribers – Small segment in relation to prepaid but with significantly higher ARPUs
- Various churn management and loyalty programs have started to bear fruit and have successfully held off competitors' attacks on our sub base

Key strategies & initiatives ...

6) Continued aggressive management of our cash costs

EBITDA Margins (in %)



70%
65%
60%
55%
50%
45%
40%
35%
30%
58%
62%
61%
66%
2003
2004
2005
9M 06

7) Innovations through new technologies

- 3G with HSDPA – Launched last March 30
- G-Cash – Mobile wallet and SMS-based payment system
- G-Pass – Payment system for the MRT (Mass Rapid Transit) using RFID technology
- VOIP-based offerings such as G-WebCall, etc.

Strong results from focused execution of strategies ...

YTD 2006 Operating Highlights

- SIM base expanded by 17% YoY
- Wireless revenues at P37.7B (US$ 730 Mn), 6% higher vs last year
- EBITDA margin maintained at healthy 66% level
- Net income of P9.3 B (US$ 180 Mn), 45% increase year-on-year
  - Core net income up by 48% to P8.8 B (US$ 170 Mn)

Steady financial performance with key metrics at historic highs ...

	In Php Mn			In US$ Mn	
	End Sept 06	End Sept 05	YoY Growth	End Sept 06	End Sept 05
Service Revenues	42,517	40,268	↑ 6%	$822	$728
EBITDA	28,192	23,852	↑ 18%	$545	$431
EBIT	16,097	12,266	↑ 31%	$311	$222
NIAT	9,309	6,440	↑ 45%	$180	$116
FX & MTM gain/(loss)	757	569	↑ 33%	$15	$10
Core NIAT	8,797	5,951	↑ 48%	$170	$108
EBITDA Margin	66%	59%			
Effective Tax Rate	32%	26%			

* All US$ figures based on average Php / US$ rates.

Strong balance sheet and solid financial position ...

As of September 30 In Php Mn	2006	2005
Current Assets		
Cash and cash equivalents	12,333	7,979
Short-term investments	1,353	1,828
Receivables - net	5,867	6,340
Others	4,019	2,851
Property and equipment - net	94,943	100,605
Other Assets	4,395	5,146
TOTAL ASSETS	122,910	124,749
Current Liabilities		
Short-term debt	6,451	8,592
Other current liabilities	18,392	17,537
Long-term Liabilities		
Long-term debt	34,886	44,316
Other long-term liabilities	8,676	6,562
Shareholders' Equity	54,505	47,742
TOTAL LIABILITIES & EQUITY	122,910	124,749

Financial ratios within covenants

Gross Debt/Equity: 0.76

Debt / EBITDA ratio: 1.1

Strong cash flow position with year-to-date free cash flow at P19.4 B ($ 375 Mn)

Improved shareholder value



Return on Equity
25%
20%
15%
10%
5%
0%
20%
22%
19%
23%
2003
2004
2005
YTD 06

- Enhancing shareholder value
  - Globe's share price grew by 47% from the beginning of the year, surpassing the local index growth of 21%
  - Regularly paying dividends since 2003, with pay-out policy now at 75% of prior year's net income
- Market capitalization significantly increased
  - From US$1.8 B at the beginning of the year to US$2.8 B at quarter end

Moving forward...

- Competition to remain intense
- Continued price and ARPU pressures with expansion into the mass markets
- Increased marketing spend in the holiday season to sustain the momentum into 2007
- Possibly lower gains from forex

From: Lim Li Ching
Sent: Wednesday, December 06, 2006 7:06 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, December 06, 2006 7:05:46 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00010
Submission Date & Time :: 06-Dec-2006 07:05:17
Broadcast Date & Time :: 06-Dec-2006 07:05:46
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/12/2006

TIME: 10:17:54

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day Presentation by Gerardo Ablaza

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Wednesday, December 06, 2006 7:18 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 405111.pdf

405111.pdf (355 KB)

ASX confirms the release to the market of Doc ID: 405111 as follows:
Release Time: 06-Dec-2006 10:17:50
ASX Code: SGT
File Name: 405111.pdf
Your Announcement Title: Regional Mobile Investor Day Presentation by Gerardo Ablaza

Print this p

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-Dec-2006 07:06:58
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2006 - Presentation by Chye Hoon Pin, CEO (Pacific Bangladesh Telecom)
Description	
Attachments:	2006RegionalMobileInvestorDay-ChyeHoonPin.pdf Total size = **160K** (2048K size limit recommended)

Close Wind

RECEIVED
2007 JAN -4 A 5:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pacific Bangladesh Telecom Ltd ("PBTL")

SingTel Regional Mobile Investor Day 2006

6 December 2006 - Sydney

Mr Chye Hoon Pin
CEO

citycell Because we care

[redacted]

Bangladesh At a Glance

General Info

Independence : 1971
Boundary : India 79% of boundary and Myanmar
Area : 147,570 sq km
Population : 141.3 million
Population density : 958 per sq km
Standard Time : GMT+6
Primary Growth Sectors : Telecom, energy, pharmaceuticals, Natural Gas
Airports : 3 international airports and 7 domestics airports
Sea Ports : Chittagong, Mongla


BAY OF BENGAL

Economic Indicators

Metric	2003-2004	2004-2005	2005-2006
GDP (USDBillion)	5.42	5.79	5.94
GDP Growth	10%	11%	12%
Per Capita GDP (US$)	418	438	438
Inflation Rate	5.83%	6.48%	8.80%
Exchange Rate (BDT for US$ 1.00)	59	61	67

CITYCELL Because we care

Telecom Market in Bangladesh: The Operators

Mobile Operators	Market share*	Major Shareholders
CityCell	4%	SingTel 45%
GrameenPhone	62%	Telenor 62%
AkTel	20%	TMB 70%
Banglalink	15%	Orascom 100%
Teletalk	NA	Govt. owned

Mobile Market Growth in Bangladesh



Thousands
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
00
01
02
03
04
05
Sep-06
GrameenPhone
AKTEL
CityCell
Banglalink
Teletalk
Total

Warid Telecom:

- New entrant in the mobile phone industry
- Licensed in 2006 with expected launch 2007

* Source: Merrill Lynch (Sep 2006)

CITYCELL Because we care

Products range

Prepaid

Plan Type		Product
Prepaid Products	Full BTTB Connectivity	Aalap 24
		Aalap Call Me
		Aalap Classic
	Limited BTTB Connectivity	Aalap A
	Mobile to Mobile Connectivity	Aalap B
		Aalap Super
		Aalap Super Plus
		Mega Phone
		Hello 0123

Postpaid

Post Paid Packages:

1. Supreme
2. Aamar Phone
3. Citycell Premium
4. Jono Phone
5. Fixed Wireless Phone

Corporate Plans:

1. Corporate Plan
2. Corporate Premium Plan-I to IV
3. Corporate Bundle
4. Special Corporate Plan
5. Corporate Premium Super
6. Corporate Premium IV Special

VAS

Location Based Services (Voice Call Based)	Voice Based Information Service
Voice Based News Service	SMS Push-Pull Services
Ringtone and Logo Download Services	Email over SMS Service
Bangla SMS	Group SMS
Hello Tunes (Color Ring Back Tone Service)	Data Service
One-Button WAP Content Download Services	WAP Service

Strategy

Challenges	Initiatives/Mitigating factors
• Sole CDMA operator amongst 6 mobile operators	• Achieve critical mass of 3m – Stimulate growth of handset grey market to address new and replacement needs • Target to reach 3m subs by mid 2008
• Higher handset costs inherent in CDMA operations	• Network cost advantage • Source lower cost handsets – Achieved 30% reduction in handset costs over the last year • Bundle handset and service
• No service contract with customers	• Exit barrier – due to handset incompatibility • Focus on customer retention – Enhance customer loyalty programme – Improve customer service

Strategy

Challenges	Initiatives/Mitigating factors
• Brand image impacted by legacy network problems	• New network with 3.5m sub capacity • Better voice quality & data capability (vs GSM operators) • Enhance brand image with revitalised ad campaign
• High penetration of high value segment	• Leverage data advantage to improve market share in high value segment
• Restricted roaming destinations	• Predominantly local voice usage in the mass segment

CITYCELL Because we care

Operational and financial metrics

	Sep 06 Qtr	Sep 05 Qtr
Revenue (US$ '000)	17,784	19,047
Profit before taxes (US$ '000)	(7,088)	1,952
EBITDA margins (%)	6.7%	43.3%
Churn (%)	6.6%	5.3%
Postpaid ARPU (US$)	20.5	30.2
Prepaid ARPU (US $)	2.8	4.7

Revenue affected by tariff reductions & churn in postpaid subscribers


Quarterly Net Addition
250000
200000
150000
100000
50000
0
-50000
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06

CITYCELL Because we care

Conclusion

- Continued strong growth in overall market with market estimated to be 25m by end of 2007
- PBTL to grow market share
- Penetrate data segment
- Continue to improve network performance/coverage
- Drive costs down, including handset costs
- Continue to partner with SingTel in the region

Thank You

CITYCELL
Because we care

Ong Winn Nie

From: Lim Li Ching
Sent: Wednesday, December 06, 2006 7:07 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, December 06, 2006 7:06:58 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00011
Submission Date & Time :: 06-Dec-2006 07:06:28
Broadcast Date & Time :: 06-Dec-2006 07:06:58
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/12/2006

TIME: 10:18:50

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day Presentation by Chye Hoon Pin

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Ong Winn Nie

From:	ASX.Online@asx.com.au
Sent:	Wednesday, December 06, 2006 7:19 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	405112.pdf

405112.pdf (218 KB)

ASX confirms the release to the market of Doc ID: 405112 as follows:
Release Time: 06-Dec-2006 10:18:41
ASX Code: SGT
File Name: 405112.pdf
Your Announcement Title: Regional Mobile Investor Day Presentation by Chye Hoon Pin

Print this p

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	06-Dec-2006 07:08:07
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Regional Mobile Investor Day 2006 - Presentation by Kiskenda Suriahardja, President Director & CEO (Telkomsel)
Description	
Attachments:	2006RegionalMobileInvestorDay-KiskendaSuriahardja.pdf Total size = **569K** (2048K size limit recommended)

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TELKOMSEL

TELKOMSEL

CORPORATE PRESENTATION

9M06 RESULTS

INDUSTRY OVERVIEW – Market Penetration

TELKOMSEL

Indonesian Telecom Subscribers

	in mln subs
Mobile/wireless subs	56.5
Fixed wireless subs	5.2
Fixed line subs	8.7
Total	**70.4**

Note: Est. data as per Sep-06

Penetration Benchmark (mobile)

Country	Penetration rate
Hong Kong	106%
Singapore	98%
Australia	95%
Korea	81%
Malaysia	81%
Thailand	55%
Philippines	44%
China	33%
Indonesia	**25%**
Pakistan	22%
India	10%

Source: - Company data & Merrill Lynch report
- Data as per Jun-06, except for Indonesia Sep-06

- Indonesian telecommunication subscribers as at end of Sep-06 was around 70.4 mln.
- Mobile cellular (full-mobility) penetration was around 56.5 mln or 25% of the population.
- Indonesia amongst the lowest penetrated cellular markets in the world.

CELLULAR MARKET STRUCTURE – Full Mobility

TELKOMSEL

	Mkt. Share	
	Subs[1)]	Revenues[2)]
GSM/DCS/3G:		
• Telkomsel	57%	68%
• Indosat	25%	22%
• Excelcom	15%	10%
• Lippo Telecom	0%	
• Hutchison Ind.	0%	
Non GSM/DCS		
• Mandara/Sampoerna	0%	
• Mobile-8	3%	
• PSN	0%	

Source company data and market research:
1) Est. as per Sep-06.
2) Comparison amongst the big three only as of Jun-06

There are 3 fixed-wireless operators (limited mobility): Telkom Flexi, Indosat StarOne and Bakrie Esia.

REGULATORY ISSUES

TELKOMSEL

Prepaid Registration

- At end of Sep-06 (the registration dead-line), there were 2.8 mln customers unregistered.
- We block unregistered customers after a final warning on a regular basis. Deletion follows the regular churning process
- No impact to revenues as most of the customers are inactive/low-usage customers.

Interconnect

- Cost based interconnect will replace the revenue sharing mechanism.
- Implementation is expected to start in Jan-07.
- Impact less than 1% decline on net revenues (worst case).

RESULTS 9M06

TELKOMSEL

		9M05	9M06	Growth
FINANCIAL RESULTS				
Operating revenues	IDR bln	14,593	20,916	43%
EBITDA	IDR bln	10,539	15,133	44%
Net income	IDR bln	5,942	8,369	41%
EBITDA margin		72%	72%	0%
Net income margin		41%	40%	-1%
ROA		35%	40%	5%
ROE		51%	60%	9%
OPERATIONAL DATA				
Customer base	subs (000)	23,483	32,466	38%
Net adds	subs (000)	7,193	8,197	14%
ARPU - blended	IDR (000)	86	85	-1%
MOU (chargeable minutes of use)	billion mins	7.2	12.7	76%
Network Data:				
- BTS installed (total)	unit	9,017	14,249	58%
- Overall network capacity	mln subs	25.1	34.7	38%

OUTLOOK 2006/2007

TELKOMSEL

Focus on top line growth while managing returns

2006

➢ Revenue, EBITDA & NI	growth 33-36%
➢ Market share of net-adds	≥ 50%
➢ Market growth	14-16 mln
➢ Margins	comparable to 2005
➢ Capex	USD 1.4 bln

2007 (preliminary)

- ➢ Our initial assessment on 2007 indicates a market growth of 15-18 million subscribers of which we aim to capture about 50%
- ➢ Revenues will grow with at least 20%
- ➢ Capex likely at comparable levels to 2006

Ong Winn Nie

From: Lim Li Ching

Sent: Wednesday, December 06, 2006 7:08 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, December 06, 2006 7:08:07 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please
check your announcement at the SGX Website to ensure completeness and accuracy
of the information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00012
Submission Date & Time :: 06-Dec-2006 07:07:37
Broadcast Date & Time :: 06-Dec-2006 07:08:07
Company Name :: SINGTEL
Submitted By :: Chan Su Shan
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/12/2006

TIME: 10:20:04

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regional Mobile Investor Day Presentation by Kiskenda Suriah

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Wednesday, December 06, 2006 7:20 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 405113.pdf

405113.pdf (779 KB)

ASX confirms the release to the market of Doc ID: 405113 as follows:
Release Time: 06-Dec-2006 10:19:42
ASX Code: SGT
File Name: 405113.pdf
Your Announcement Title: Regional Mobile Investor Day Presentation by Kiskenda Suriah

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	04-Dec-2006 12:08:50
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-301106-sgx.pdf Total size = **300K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 October 2006 405,170,097 Net transfers* (42,949,413) At 30 November 2006 362,220,684 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	362,220,684 (as at 30 November 2006)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,530,700,496 (as at 30 November 2006)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		49,596,687 (as at 30 November 2006)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 December 2006

Print name: Chan Su Shan
Company Secretary

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD &DEF GROUPED as at 30 Nov 2006

Rank	Name	Units	% of Issued CDI'S
1	WESTPAC CUSTODIAN NOMINEES LIMITED	91,239,132	25.19
2	NATIONAL NOMINEES LIMITED	52,395,548	14.47
3	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	30,916,465	8.54
4	J P MORGAN NOMINEES AUSTRALIA LIMITED	23,342,872	6.44
5	CITICORP NOMINEES PTY LIMITED	11,457,425	3.16
6	COGENT NOMINEES PTY LIMITED	11,243,110	3.10
7	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	10,461,000	2.89
8	QUEENSLAND INVESTMENT CORPORATION	9,000,950	2.48
9	WESTPAC FINANCIAL SERVICES LIMITED	8,213,431	2.27
10	VICTORIAN WORKCOVER AUTHORITY	7,771,444	2.15
11	M F CUSTODIANS LTD	4,584,253	1.27
12	TRANSPORT ACCIDENT COMMISSION	4,131,622	1.14
13	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	1.01
14	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET>	3,599,100	0.99
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	3,432,697	0.95
16	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C>	2,792,000	0.77
17	WESTPAC LIFE INSURANCE SERVICES LIMITED	2,160,373	0.60
18	THE UNIVERSITY OF MELBOURNE	2,129,252	0.59
19	MR PAUL O'SULLIVAN	1,912,210	0.53
20	ANZ NOMINEES LIMITED <CASH INCOME A/C>	1,601,797	0.44
	Total	**286,034,681**	**78.98**

From: Lim Li Ching
Sent: Monday, December 04, 2006 12:09 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, December 04, 2006 12:08:50 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00017
Submission Date & Time :: 04-Dec-2006 12:07:32
Broadcast Date & Time :: 04-Dec-2006 12:08:50
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/12/2006

TIME: 15:03:07

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Monday, December 04, 2006 12:03 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 404354.pdf

404354.pdf (251 KB)

ASX confirms the release to the market of Doc ID: 404354 as follows:
Release Time: 04-Dec-2006 15:02:57
ASX Code: SGT
File Name: 404354.pdf
Your Announcement Title: Appendix 3B

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/12/2006

TIME: 15:03:38

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Monday, December 04, 2006 12:04 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 404355.pdf

404355.pdf (54 KB)

ASX confirms the release to the market of Doc ID: 404355 as follows:
Release Time: 04-Dec-2006 15:03:28
ASX Code: SGT
File Name: 404355.pdf
Your Announcement Title: Top 20 holders